Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Five Star Universe
3700 S PLAZA DR APT HPH2
SANTA ANA, CA 92704
https://fivestaruniverse.net

Up to $123,999.58 in Common Stock at $0.74
Minimum Target Amount: $123,999.58

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Five Star Universe
Address: 3700 S PLAZA DR APT HPH2, SANTA ANA, CA 92704
State of Incorporation: CA
Date Incorporated: October 03, 2019

Terms:

Equity

Offering Minimum: $123,999.58 | 167,567 shares of Common Stock
Offering Maximum: $123,999.58 | 167,567 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $0.74
Minimum Investment Amount (per investor): $349.28

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives & Bonuses*

Loyalty Bonus

As a loyal collaborator or previous customer you're eligible for additional bonus shares (5%)

Time-Based Perks

Early Bird 1: Invest $1,000+ within the first 2 weeks | 10% bonus shares

Early Bird 2: Invest $5,000+ within the first 2 weeks | 15% bonus shares

Early Bird 3: Invest $10,000+ within the first 2 weeks | 20% bonus shares

Early Bird 4: Invest $20,000+ within the first 2 weeks | 25% bonus shares

Early Bird 5: Invest $50,000+ within the first 2 weeks | 30% bonus shares

Mid-Campaign Perks

Flash Perk 1: Invest $2,500+ between day 35 - 40 and receive 10% bonus shares

Flash Perk 2: Invest $2,500+ between day 60 - 65 and receive 8% bonus shares

Amount-Based Perks

Builder: Invest $1,000 investment and receive a $50 service credit

Developer: Invest $5,000 investment and receive a $200 service credit, exclusive webinars with CEO, & 3% bonus shares.

Expert: Invest $10,000 and receive a $500 service credit, priority customer service line & 5% bonus shares.

Visionary: Invest $25,000 and receive a $1,500 service credit, personal account manager, priority booking & 12% bonus shares.

Titan: Invest $50,000 and receive $3,000 service credit, annual executive insights meeting, & 15% bonus shares.

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed. Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their IRA account.

<u>The 10% StartEngine Venture Club Bonus</u>

Five Star Universe will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $0.74 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $74. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club Bonus and the Loyalty Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Overview

Five Star Universe is an innovative ecommerce marketplace that connects customers to a network of onsite service providers, offering seamless solutions for dumpster rentals, junk removal, portable toilets, and landscaping services. Since launching in 2021, the company has generated over $1 million in revenue, served 2,000+ customers, and facilitated more than 3,000 transactions, demonstrating strong traction and repeat business within the competitive Los Angeles market.

Five Star Universe was incorporated/formed on 10/03/2019 in the state of California.

Competitors and Industry

Industry

The combined market for Dumpster Rentals, Junk Removal, Portable Toilets, Mobile Office Trailers, and Landscaping Services represents a substantial opportunity, collectively exceeding $177 billion in the United States alone. These industries are experiencing steady growth, with a Compound Annual Growth Rate (CAGR) of over 5%, as reported by IBIS World. This sustained growth reflects increasing demand across both residential and commercial sectors, driven by trends such as urban development, construction activities, waste management needs, and enhanced outdoor living spaces.

Competitors

There are hundreds of thousands of fragmented onsite service companies, such as Dumpster rentals, Portable Toilets and Landscaping services, only providing their services in limited local areas. However, we believe there are no trusted brand or easy way exists to book onsite services, which can be frustrating for customers.

Current Stage and Roadmap

Current Stage

We are currently in a growth stage, focusing on expansion and scaling opportunities.

Future Roadmap

In the first year following StartEngine funding, the target is to reach a minimum of $6,000,000 in gross sales with a 10% EBITDA margin by increasing market share within the Los Angeles DMA and introducing portable toilet services to complement existing dumpster rental offerings. Over the next two years, plans include securing additional funding, expanding the market footprint to areas such as the San Diego DMA, Palm Desert DMA, Arizona, New Mexico, and the New York DMA, and enhancing the proprietary online platform with AI automation. Additional services, such as dump truck rentals, office trailer rentals, and landscaping services, are under consideration. In subsequent years, goals include further

expansion into the top 25 US DMA markets and select international markets, improvements to the proprietary platform with AI-driven automation, and the addition of temporary and permanent fencing to the service portfolio.

The Team

Officers and Directors

Name: David MacEachern

David MacEachern's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Director, Chief Executive Officer, Chief Marketing Director, and Board Member
  Dates of Service: October, 2019 - Present
  Responsibilities: Developed the business model, architect of our digital platform, prepare finance offering materials, manage marketing, vendor relations. David at this time accepts a salary of roughly $1,000.00 a year.

Other business experience in the past three years:

- Employer: Online Marketing Staff LLC
  Title: CEO
  Dates of Service: April, 2016 - Present
  Responsibilities: Provide executive management consulting and complete marketing services

Name: Geovanni Teon

Geovanni Teon's current primary role is with Online Accounting Services Inc. Geovanni Teon currently services Geovanni works an average of 20 hours per week for Five Star Universe. hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Director, Acting CFO, Controller
  Dates of Service: January, 2020 - Present
  Responsibilities: Geovanni Teon serves as the Company Controller, bringing expertise and precision to managing the organization's financial operations. Known for dedication and a strong track record, Geovanni ensures accuracy, compliance, and strategic financial oversight to support the company's success. At this time Geovanni does not accept a salary from the company.

Other business experience in the past three years:

- Employer: Online Accounting Services Inc
  Title: President
  Dates of Service: November, 2017 - Present
  Responsibilities: Full cycle accounting services

Name: Elizabeth Carlsen

Elizabeth Carlsen's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Director, Secretary, & Customer Service Specialist
  Dates of Service: January, 2024 - Present
  Responsibilities: Corporate Compliance, Admin. Elizabeth at this time does not accept a salary.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance
Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering Common Stock in the amount of up to 124000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will

have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product
All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

Some of our products are still in the prototype phase and might never be operational products
Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage and have only manufactured a prototype for our service. Delays or cost overruns in the development of our service and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service

The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with Voting Rights

The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Common Stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment

Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect

Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in our company, it's because you think that our service is a good idea, that the team will be able to successfully market, and sell the product or

service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We are an early stage company operating in a new and highly competitive industry

The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Intense Market Competition

The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions

Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape

Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore,

the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
David MacEachern	2,555,000	Common Stock	59.0%

The Company's Securities

The Company has authorized Common Stock, and Convertible Note. As part of the Regulation Crowdfunding raise, the Company will be offering up to 167,567 of Common Stock.

Common Stock

The amount of security authorized is 50,000,000 with a total of 6,800,000 outstanding.

Voting Rights

Please see voting rights of securities sold in this offering below.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Convertible Note

The security will convert into Common stock and the terms of the Convertible Note are outlined below:

Amount outstanding: $288,654.00
Maturity Date: January 01, 2026
Interest Rate: 10.0%
Discount Rate: 20.0%
Valuation Cap: $25,000,000.00
Conversion Trigger: Next Round of Qualified Equity Financing

Material Rights

There are no material rights associated with Convertible Note.

What it means to be a minority holder

As a minority holder of Common Stock of the Company, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public

offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $370,000.00
  Number of Securities Sold: 1,500,000
  Use of proceeds: Operations
  Date: January 30, 2023
  Offering exemption relied upon: Section 4(a)(2)

- Type of security sold: Convertible Note
  Final amount sold: $10,000.00
  Use of proceeds: Operations
  Date: June 03, 2024
  Offering exemption relied upon: Section 4(a)(2)

- Type of security sold: Convertible Note
  Final amount sold: $10,000.00
  Use of proceeds: Operations
  Date: September 09, 2024
  Offering exemption relied upon: Section 4(a)(2)

- Type of security sold: Convertible Note
  Final amount sold: $50,000.00
  Use of proceeds: Operations
  Date: September 09, 2024
  Offering exemption relied upon: Section 4(a)(2)

- Type of security sold: Convertible Note
  Final amount sold: $65,000.00
  Use of proceeds: Operations
  Date: March 15, 2023
  Offering exemption relied upon: Section 4(a)(2)

- Type of security sold: Convertible Note
  Final amount sold: $15,000.00
  Use of proceeds: Operations
  Date: September 11, 0022
  Offering exemption relied upon: Section 4(a)(2)

- Type of security sold: Convertible Note
  Final amount sold: $10,000.00
  Use of proceeds: Operations

Date: September 11, 2022
Offering exemption relied upon: Section 4(a)(2)

- Type of security sold: Convertible Note
  Final amount sold: $10,000.00
  Use of proceeds: Operations
  Date: August 04, 2022
  Offering exemption relied upon: Section 4(a)(2)

- Type of security sold: Convertible Note
  Final amount sold: $15,000.00
  Use of proceeds: operations
  Date: May 14, 2022
  Offering exemption relied upon: Section 4(a)(2)

- Type of security sold: Convertible Note
  Final amount sold: $5,000.00
  Use of proceeds: Operations
  Date: March 12, 2022
  Offering exemption relied upon: Section 4(a)(2)

- Type of security sold: Convertible Note
  Final amount sold: $52,100.00
  Use of proceeds: Operations
  Date: January 22, 2022
  Offering exemption relied upon: Section 4(a)(2)

- Type of security sold: Convertible Note
  Final amount sold: $26,554.00
  Use of proceeds: operations
  Date: December 22, 2021
  Offering exemption relied upon: Section 4(a)(2)

- Type of security sold: Convertible Note
  Final amount sold: $25,000.00
  Use of proceeds: operations
  Date: November 01, 2021
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2022 was 396,036.07to 222,306.04 in fiscal year 2023.

We advertised in 2022. In 2023 we relied only on repeat business due to our limited capital resources.

Cost of Sales

Cost of Sales for fiscal year 2022 was $281,129.10compared to$ 165,322.10 in fiscal year 2023.

We advertised in 2022. In 2023 we relied only on repeat business due to our limited capital resources

Gross Margins

Gross margins for fiscal year 2022 were $29%. compared to $26%.

The decrease was caused because we added several new vendors and did not establish favored nation rates at the beginning

Expenses

Expenses for fiscal year 2022 were $309,589.40 compared to $ 184,424.87 in fiscal year 2023. We did not advertise in 2023

Historical results and cash flows:

The Company is currently in the growth stage and revenue generating. We are of the opinion the historical cash flows will not] be indicative of the revenue and cash flows expected for the future because as we add new vendors it takes time to establish terms, new vendors generally require pay in advance. Past cash was primarily generated through sales revenues; equity investments and convertible notes. Our goal is to have the adequate capital to generate the volume required to profitability with required staff and advertising]. With adequate capital to recruit staff and advertise our cost of customer acquisition will decrease significantly and our repeat sales will increase.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of November 2024, the Company has capital resources available in the form of a line of credit for $50,000 from Geovanni Teon through Chase], a capital contribution or shareholder loan in the amount of $100,000, and $10,000 cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are not critical to our company operations.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, 85% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum funding goal of $15,000, we anticipate the Company will be able to operate for 3 of months / one year. This is based on a current monthly burn rate of $7,500 for expenses related to [General G&A, staff, phones, accounting.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum funding goal, we anticipate the Company will be able to operate for 24of months / two years. This is based on a projected monthly burn rate of [$114,227 for expenses related to [Marketing, R&D Salaries and G&A).

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including [lines of credit, future capital raises. We are not conducting any concurrent offerings.

Indebtedness

The Company does not have any material terms of indebtedness.

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $5,032,000.00

Valuation Details:

This pre-money valuation was calculated internally by the Company without the use of any formal third-party evaluation. The pre-money valuation does not take into account any convertible securities currently outstanding and has been calculated on a fully diluted basis. Please see the Company Securities section for information on how any outstanding options, warrants or shares reserved for issuance under a stock plan may have been taken into account in the fully-diluted share calculation.

Use of Proceeds

If we raise the Target Offering Amount of $123,999.58 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  12.0%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

- Research & Development
  10.0%
  We will use 10% of the funds raised for market and customer research, online platform development and market testing.

- Cost of Goods
  30.0%
  We will use 30% of the funds raised to purchase services the Company offers its customers. our business model does not require inventory for expansion and/or launch of the product.

- Company Employment
  20.0%
  We will use 20% of the funds to hire key personnel for daily operations, including the following roles: Office Administration, Sales and Marketing, Customer service, etc. Wages to be commensurate with training, experience and position.

- Working Capital
  10.0%
  We will use 10% of the funds for working capital to cover expenses for the initial launch, product expansion, etc. as well as ongoing day-to-day operations of the Company.

- Marketing
  5.0%
  We will use 5% of the funds to market the crowdfunding campaign.

- Reserve Capital
  7.5%
  We will use 7.5% of the funds raised for reserve capital.

If we raise the over allotment amount of $123,999.58, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- Research & Development
  10.0%
  We will use 10% of the funds raised for market and customer research, online platform development and market testing.

- Cost of Goods
  30.0%
  We will use 30% of the funds raised to purchase services the Company offers its customers. our business model does not require inventory for expansion and/or launch of the product.

- Company Employment
  20.0%
  We will use 20% of the funds to hire key personnel for daily operations, including the following roles: [Office Administration, Sales and Marketing, Customer service, etc.]. Wages to be commensurate with training, experience and position.

- Working Capital
  10.0%
  We will use 10% of the funds for working capital to cover expenses for the [initial launch, product expansion, etc.] as well as ongoing day-to-day operations of the Company.

- Marketing
  5.0%
  We will use 5% of the funds to market the crowdfunding campaign.

- Reserve Capital
  7.5%
  We will use 7.5% of the funds raised for reserve capital.

- StartEngine Service Fees
  12.0%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://fivestaruniverse.net (https://fivestaruniverse.net/annualreport).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/fivestaruniverse

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR Five Star Universe

[See attached]

I, ___David MacEachern_____ (Print Name), the _CEO_____(Principal Executive Officers) of _Five Star Universe_____(Company Name), hereby certify that the financial statements of __Five Star Universe_____ (Company Name) and notes thereto for the periods ending _2022_____ (first Fiscal Year End of Review) and _2023_____ _2023___ (second Fiscal Year End of Review) included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year [MOST RECENT YEAR] the amounts reported on our tax returns were total income of $___396,036.___; taxable income of $__-197,621_____ and total tax of $_0_____.

If the company has not filed tax returns please *replace above sentence with options below and then include the information for the previous year if applicable:*

[Company] has not yet filed its federal tax return for [year]."

If the company is a brand new company please replace above sentence with:

"[Company] was not in existence for the previous tax year."

If neither of these apply, please delete these additional instructions

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the ___12 / 10 / 2024___ (Date of Execution).

_David MacEachern_____ (Signature)

_____CEO_____ (Title)

_12 / 10 / 2024_____ (Date)

NOTE 1 – NATURE OF OPERATIONS

Five Star Universe, a California "C" corporation was formed on October 3rd, 2019 ("Inception") in the State of California. The financial statements of Five Star Universe (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Santa Ana California.

The Company is the AirBnB of Onsite Services. Dumpster Rentals, Porta Potties, Office Trailers & Landscaping. $250B+ US Market CAGR 5%+. A proven business model, exponentially scalable.

Starting with dumpster rentals, $1m+ revenue to date, 2,000+ customers, 3,000+ transactions, $250k+ repeat business, recruited 22 established Dumpster companies able to service 100% of the Los Angeles DMA with a population of 28 million.

Market Validation - Average Google searches for dumpster rentals per month Los Angeles DMA 195,000, USA 3,900,000.

Our proprietary online platform - CONNECTS CUSTOMERS seeking Dumpster rentals to DUMPSTER RENTAL COMPANIES seeking customers.

Our platform provides Dumpster Rental customers instant estimates, quotes, scheduling & payment processing 24/7. Once the order is paid, our platform instantly generates a purchase order and distributes it to a Dumpster company from our network in that order's service area.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2022 and 2023. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For the purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from online dumpster rental sales and repeat dumpster rental sales when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Stock Based Compensation
Cal
The Company accounts for stock options issued to employees under ASC 718 Share-Based Payment. Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation

2

allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and California state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT
$293,654 convertible note debt
$50,000 line of Credit with Chase
$15,000 Vender debt

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock
We have authorized the issuance of 50,000,000 shares of our common stock with par value of $0.001. As of October 3rd 2019 the company has currently issued 6,415,000 shares of our common stock.

NOTE 6 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 7 – 2023 TAXES

The Company has not completed its 2023 Federal or California State taxes.4

Five Star Universe
Balance Sheet
As of December 31, 2022

	Dec 31, 22
ASSETS	
Current Assets	
Checking/Savings	
10000 · Checking at Wells Fargo 0557	8,346.99
10001 · Wells Fargo Savings 6819	19.83
10002 · Chase 9786	10,381.00
Total Checking/Savings	18,747.82
Other Current Assets	
14000 · Due from Shareholder	27,907.62
Total Other Current Assets	27,907.62
Total Current Assets	46,655.44
Other Assets	
18800 · Research and Development	64,560.74
18900 · Accumulated Amortization	-6,070.00
Total Other Assets	58,490.74
TOTAL ASSETS	**105,146.18**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
21001 · Chase CC 4632	35,830.72
Total Credit Cards	35,830.72
Total Current Liabilities	35,830.72
Long Term Liabilities	
25000 · Long Term Liabilities	
25002 · Convertible note from OMS	25,200.00
25003 · Convertible note from OAS	52,100.00
25004 · Convertible note Kerekes	10,000.00
25005 · Convertible note Jorge Orozco	10,000.00
25006 · Convertible note M Tannenhauser	15,000.00
25007 · Convertible note Jennifer Demo	5,000.00
25008 · Convertible note Mark Blackburn	25,000.00
25009 · Convertible note Louis Ippolito	26,554.00
Total 25000 · Long Term Liabilities	168,854.00
Total Long Term Liabilities	168,854.00
Total Liabilities	204,684.72
Equity	
30000 · Opening Balance Equity	500.00
30100 · Common Stock	
301001 · Pam Wolf	310,000.00
Total 30100 · Common Stock	310,000.00
32000 · Retained Earnings	-215,342.65
Net Income	-194,695.89
Total Equity	-99,538.54
TOTAL LIABILITIES & EQUITY	**105,146.18**

Five Star Universe
Balance Sheet
As of December 31, 2023

	Dec 31, 23
ASSETS	
Current Assets	
Checking/Savings	
10000 · Checking at Wells Fargo 0557	7,050.15
10001 · Wells Fargo Savings 6819	19.83
10002 · Chase 9786	291.00
Total Checking/Savings	7,360.98
Total Current Assets	7,360.98
Other Assets	
18800 · Research and Development	92,468.36
18900 · Accumulated Amortization	-6,070.00
Total Other Assets	86,398.36
TOTAL ASSETS	**93,759.34**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
21001 · Chase CC 4632	32,909.79
Total Credit Cards	32,909.79
Total Current Liabilities	32,909.79
Long Term Liabilities	
25000 · Long Term Liabilities	
25002 · Convertible note from OMS	29,175.02
25003 · Convertible note from OAS	52,100.00
25004 · Convertible note Kerekes	10,000.00
25005 · Convertible note Jorge Orozco	15,000.00
25006 · Convertible note M Tannenhauser	15,000.00
25007 · Convertible note Jennifer Demo	5,000.00
25008 · Convertible note Mark Blackburn	25,000.00
25009 · Convertible note Louis Ippolito	26,554.00
25010 · Convertible note Harvey Vechery	50,000.00
Total 25000 · Long Term Liabilities	227,829.02
Total Long Term Liabilities	227,829.02
Total Liabilities	260,738.81
Equity	
30000 · Opening Balance Equity	500.00
30100 · Common Stock	
301001 · Pam Wolf	370,000.00
Total 30100 · Common Stock	370,000.00
32000 · Retained Earnings	-410,038.54
Net Income	-127,440.93
Total Equity	-166,979.47
TOTAL LIABILITIES & EQUITY	**93,759.34**

Five Star Universe
Profit & Loss
January through December 2022

	Jan - Dec 22
Ordinary Income/Expense	
Income	
40000 · Sales	
40001 · Inbound Sales	
4000100 · Flat Dumpster Fees	439,934.32
4000400 · Sales Refunds	-43,898.25
Total 40001 · Inbound Sales	396,036.07
Total 40000 · Sales	396,036.07
Total Income	396,036.07
Cost of Goods Sold	
50000 · Cost of Goods Sold	
50001 · Inbound Sales COGS	
51000 · Los Angeles DMA Inbound COGS	
51001 · Dumpster Costs	
5010004 · Republic	3,924.78
5010005 · Redbox	3,141.80
5010006 · American Reclamation	5,132.52
5010007 · CRR	1,577.07
5010008 · Ware Disposal	200.00
5010009 · Waste Recycling	4,885.00
5010010 · Other	1,331.33
5010012 · UWS	201,200.00
5100101 · Zero Waste	47,855.52
Total 51001 · Dumpster Costs	269,248.02
Total 51000 · Los Angeles DMA Inbound COGS	269,248.02
Total 50001 · Inbound Sales COGS	269,248.02
Total 50000 · Cost of Goods Sold	269,248.02
50200 · Merchante fees 3% stripe	11,881.08
Total COGS	281,129.10
Gross Profit	114,906.97
Expense	
60000 · Sales and Marketing	
60001 · Paid Advertising	94,853.25
60002 · Yael Consulting	20,420.00
60003 · Marketing Misc	6,732.90
Total 60000 · Sales and Marketing	122,006.15
60200 · Automobile Expense	40.20
60400 · Bank Service Charges	3,984.65
60500 · Reorder Admin Fees Stripe	242.77
61700 · Computer and Internet Expenses	2,349.19
64300 · Travel and Entertainment	629.17
64900 · Office Supplies	1,856.47
65500 · Office Expnese	240.09
66700 · Professional Fees	
66702 · Affiiliate Management	2,500.00
66703 · Operations Managment	6,700.00
66704 · IT Services	10,298.40
66706 · Bookkeeping	10,500.00
66707 · Inbound Sales	47,001.00
66708 · Financial Consultants	24,416.79
Total 66700 · Professional Fees	101,416.19

Five Star Universe
Profit & Loss
January through December 2022

	Jan - Dec 22
67200 · Repairs and Maintenance	100.00
68100 · Telephone Expense	8,982.24
68600 · Utilities	1,967.81
68700 · StateTtaxes	909.80
68800 · Operations Software	64,864.67
Total Expense	309,589.40
Net Ordinary Income	-194,682.43
Other Income/Expense	
Other Expense	
80002 · One Ttime Expenditures	13.46
Total Other Expense	13.46
Net Other Income	-13.46
Net Income	**-194,695.89**

Doc ID: 11fb0d12f1deda50f4265268c81225bfb1cbc1d2

Five Star Universe
Profit & Loss
January through December 2023

	Jan - Dec 23
Ordinary Income/Expense	
Income	
40000 · Sales	
40001 · Inbound Sales	
4000100 · Flat Dumpster Fees	236,199.87
4000400 · Sales Refunds	-13,893.83
Total 40001 · Inbound Sales	222,306.04
Total 40000 · Sales	222,306.04
Total Income	222,306.04
Cost of Goods Sold	
50000 · Cost of Goods Sold	
50001 · Inbound Sales COGS	
51000 · Los Angeles DMA Inbound COGS	
51001 · Dumpster Costs	
5010004 · Republic	12,807.63
5010006 · American Reclamation	11,907.00
5010007 · CRR	2,880.57
5010008 · Ware Disposal	6,002.76
5010009 · Waste Recycling	46,929.69
5010010 · Other	3,370.83
5010012 · UWS	29,106.20
5010013 · Zero Waste	38,617.98
5010014 · Athens	4,622.26
5010015 · Waste Management	1,382.85
Total 51001 · Dumpster Costs	157,627.77
Total 51000 · Los Angeles DMA Inbound COGS	157,627.77
Total 50001 · Inbound Sales COGS	157,627.77
Total 50000 · Cost of Goods Sold	157,627.77
50200 · Merchant fees stripe	7,694.33
Total COGS	165,322.10
Gross Profit	56,983.94
Expense	
60000 · Sales and Marketing	
60001 · Paid Advertising	37,512.29
60002 · Yael Consulting	9,251.00
60004 · Pitchbook suscription	16,000.00
Total 60000 · Sales and Marketing	62,763.29
60400 · Bank Service Charges	699.00
61700 · Computer and Internet Expenses	1,162.12
64300 · Travel and Entertainment	
64301 · Meals Per Diem	608.69
Total 64300 · Travel and Entertainment	608.69
64900 · Office Supplies	2,573.17
66700 · Professional Fees	
66701 · Executive Management	12,400.00
66702 · Affiiliate Management	2,750.00
66704 · IT Services	12,870.95
66705 · Legal Fees	84.98
66707 · Inbound Sales	45,750.00
66708 · Financial Consultants	20,005.18
Total 66700 · Professional Fees	93,861.11

Five Star Universe
Profit & Loss
January through December 2023

	Jan - Dec 23
68100 · Telephone Expense	8,604.54
68600 · Utilities	3,147.51
68800 · Operations Software	11,005.44
Total Expense	184,424.87
Net Ordinary Income	-127,440.93
Net Income	**-127,440.93**

Five Star Universe
Statement of Cash Flows
January through December 2022

	Jan - Dec 22
OPERATING ACTIVITIES	
Net Income	-194,695.89
Adjustments to reconcile Net Income	
to net cash provided by operations:	
11000 · Accounts Receivable	4,736.18
14000 · Due from Shareholder	-27,907.62
20000 · Accounts Payable	-1,800.00
21001 · Chase CC 4632	35,830.72
Net cash provided by Operating Activities	-183,836.61
INVESTING ACTIVITIES	
18800 · Research and Development	-19,036.18
Net cash provided by Investing Activities	-19,036.18
FINANCING ACTIVITIES	
25000 · Long Term Liabilities:25001 · Convertible note Pam Wolf	-103,600.00
25000 · Long Term Liabilities:25002 · Convertible note from OMS	13,200.00
25000 · Long Term Liabilities:25003 · Convertible note from OAS	52,100.00
25000 · Long Term Liabilities:25004 · Convertible note Kerekes	10,000.00
25000 · Long Term Liabilities:25005 · Convertible note Jorge Orozco	10,000.00
25000 · Long Term Liabilities:25006 · Convertible note M Tannenhauser	15,000.00
25000 · Long Term Liabilities:25007 · Convertible note Jennifer Demo	5,000.00
25000 · Long Term Liabilities:25008 · Convertible note Mark Blackburn	25,000.00
25000 · Long Term Liabilities:25009 · Convertible note Louis Ippolito	26,554.00
30100 · Common Stock:301001 · Pam Wolf	160,000.00
Net cash provided by Financing Activities	213,254.00
Net cash increase for period	10,381.21
Cash at beginning of period	8,366.61
Cash at end of period	**18,747.82**

Doc ID: 11fb0d12f1deda50f4265268c81225bfb1cbc1d2

Five Star Universe
Statement of Cash Flows
January through December 2023

	Jan - Dec 23
OPERATING ACTIVITIES	
Net Income	-127,440.93
Adjustments to reconcile Net Income	
to net cash provided by operations:	
14000 · Due from Shareholder	27,907.62
21001 · Chase CC 4632	-2,920.93
Net cash provided by Operating Activities	-102,454.24
INVESTING ACTIVITIES	
18800 · Research and Development	-27,907.62
Net cash provided by Investing Activities	-27,907.62
FINANCING ACTIVITIES	
25000 · Long Term Liabilities:25002 · Convertible note from OMS	3,975.02
25000 · Long Term Liabilities:25005 · Convertible note Jorge Orozco	5,000.00
25000 · Long Term Liabilities:25010 · Convertible note Harvey Vechery	50,000.00
30100 · Common Stock:301001 · Pam Wolf	60,000.00
Net cash provided by Financing Activities	118,975.02
Net cash increase for period	-11,386.84
Cash at beginning of period	18,747.82
Cash at end of period	**7,360.98**

Doc ID: 11fb0d12f1deda50f4265268c81225bfb1cbc1d2


Title	CEO certified Financials Sign Off
File name	1_Five_Star_unive...r_Universe__2.pdf
Document ID	11fb0d12f1deda50f4265268c81225bfb1cbc1d2
Audit trail date format	MM / DD / YYYY
Status	● Signed

Document History

SENT	**12 / 09 / 2024** 20:28:23 UTC	Sent for signature to David MacEachern (d.mac@fivestaruniverse.net) from devin.taves@startengine.com IP: 104.14.155.121
VIEWED	**12 / 10 / 2024** 15:55:59 UTC	Viewed by David MacEachern (d.mac@fivestaruniverse.net) IP: 76.32.56.164
SIGNED	**12 / 10 / 2024** 16:05:19 UTC	Signed by David MacEachern (d.mac@fivestaruniverse.net) IP: 76.32.56.164
COMPLETED	**12 / 10 / 2024** 16:05:19 UTC	The document has been completed.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]





OVERVIEW ABOUT TERMS DISCUSSION INVESTING FAQS

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GET A PIECE OF FIVE STAR UNIVERSE

Simplifying Dumpster Rentals, Junk Removal, and More.

Five Star Universe is an innovative e commerce marketplace that connects customers to a network of onsite service providers, offering seamless solutions for dumpster rentals, junk removal, portable toilets, and landscaping services. Since launching in 2021, the company has generated over $1 million in revenue, served 2,000+ customers, and facilitated more than 3,000 transactions, demonstrating strong traction and repeat business within the competitive Los Angeles market.

*These figures represent historical results and are not guarantees of future performance.

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Get Equity

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

FIVESTAR
UNIVERSE
Simplifying Dumpster Rentals, Junk Removal, and More.

Get Equity
$0.74 Per Share

MIN INVEST **$349.28**

VALUATION **$5.03M**

What does this badge mean? **See here**

REASONS TO INVEST

Innovative Platform: Our proprietary platform aims to streamline the booking process, providing features like instant estimates, quotes, and real-time tracking, offering convenience in a fragmented market.

⊘ Strong Traction: Over $1 million in revenue, 2,000+ customers, and 3,000+ transactions completed since 2021 launch.

⊘ Established Network: Robust network with over 22 established dumpster companies, including industry giants like Waste Management and Republic Services, enabling comprehensive service coverage across the Los Angeles DMA.

TEAM



David MacEachern • Director, Chief Executive Officer, Chief Marketing Director, and Board Member
A "C" level marketing, media and brand building executive since 1984. Founder and CEO of iMedia International Inc. a digital media solutions company listed on NASDAQ in 2003. A dynamic, out of the box thinker, team builder, hands-on, experienced executive.
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Geovanni Teon • Director, Acting CFO, Controller
Earning a bachelor's degree in accounting in 2006 Geo has embraced entrepreneurship as founder and President of his company, Online Accounting Services inc. he has successfully founded SSS Fence Inc and Eagle Fang realty LLC.
Read Less





Elizabeth Carlsen • Director, Secretary
A creative, detailed, multi-skilled and experienced administrator since 2007. Executive assistant to a major Hollywood executive producer. Founder Star Sign Entertainment and creative director Online Marketing Staff LLC.
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THE PROBLEM & OUR SOLUTION

Transforming Chaos into Convenience

A Fragmented Market...

The onsite services market is plagued by fragmentation, with hundreds of thousands of small, local companies offering services like dumpster rentals, portable toilets, and landscaping. This disjointed landscape makes it difficult for customers to find reliable and efficient service providers, leading to frustration and wasted time in coordinating multiple vendors. Without a trusted brand or streamlined booking process, consumers face challenges in accessing the services they need, often resulting in inconsistent experiences.

Now Streamlined in One Place

Five Star Universe addresses this problem by creating an innovative e-commerce marketplace that centralizes access to various onsite services, including dumpster rentals, junk removal, portable toilets, mobile office trailers, and landscaping. The platform connects customers with a network of established service providers, offering instant quotes, scheduling, and real-time order tracking 24/7. By simplifying the booking process and ensuring reliable service delivery through a comprehensive network, Five Star Universe aims to enhance customer satisfaction and empower service providers to reach broader audiences, with the potential to foster efficiency and reliability in the industry.

★ ★ ★ ★ ★

Our Five Star Universe

All-in-One Platform
Effortless booking and management of onsite services

Wide Network
Access to dumpster rentals, junk removal, portable toilets and more

24/7 Availability
Instant quotes, scheduling, and real-time tracking

Trusted Network
Reliable services from established providers

User-Friendly Experience
Seamless online navigation for easy booking

Scalable Solutions
Tailored for both individual and commercial needs

THE MARKET & OUR TRACTION

A Market Ripe for Disruption

The onsite services market is vast and growing, with the U.S. dumpster rental and junk removal industry currently valued at approximately $10.5 billion, complemented by portable toilets at $2.9 billion and mobile office trailers at $7.8 billion. Five Star Universe operates within this $177 billion marketplace, addressing a fragmented landscape of service providers by offering a unified platform. This fragmentation creates a demand for a reliable brand that simplifies the booking process for consumers; the market presents significant opportunities for disruption.

Proven Momentum and Growing Demand

Since launching in 2021, Five Star Universe has generated over $1 million in revenue, serving more than 2,000 customers through over 3,000 transactions. Our established network with 22 prominent dumpster rental companies aim to provide comprehensive coverage across the Los Angeles DMA, enabling efficient service delivery. We believe Five Star Universe is showing promising momentum and potential scalability.



Our Progress at a Glance

$1M+ Revenue since launch in 2021

2,000+ Customers served

3,000+ Transactions completed

350K+ in Repeat Business

22 Established companies in the dumpster rental network

ABOUT

HEADQUARTERS

**3700 S PLAZA DR APT HPH2
SANTA ANA, CA 92704**

WEBSITE

View Site ⬈

Five Star Universe is an innovative e commerce marketplace that connects customers to a network of onsite service providers, offering seamless solutions for dumpster rentals, junk removal, portable toilets, and landscaping services. Since launching in 2021, the company has generated over $1 million in revenue, served 2,000+ customers, and facilitated more than 3,000 transactions, demonstrating strong traction and repeat business within the competitive Los Angeles market.

*These figures represent historical results and are not guarantees of future performance.

TERMS

Five Star Universe

Overview

PRICE PER SHARE
$0.74

VALUATION
$5.03M

DEADLINE
Apr. 22, 2025 at 6:59 AM UTC

FUNDING GOAL
$124K - $124K

Breakdown

MIN INVESTMENT
$349.28

OFFERING TYPE
Equity

MAX INVESTMENT
$123,999.58

SHARES OFFERED
Common Stock

MIN NUMBER OF SHARES OFFERED
167,567

MAX NUMBER OF SHARES OFFERED
167,567

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing

Offering Memorandum

Financials

	Most Recent Fiscal Year-End	Prior Fiscal Year-End
Total Assets	$93,759	$105,146

Cash & Cash Equivalents	$7,361	$18,748
Accounts Receivable	$0	$0
Short-Term Debt	$32,910	$35,831
Long-Term Debt	$227,829	$168,854
Revenue & Sales	$222,306	$396,036
Costs of Goods Sold	$165,322	$281,129
Taxes Paid	$0	$0
Net Income	-$127,441	-$194,696

Risks ⌃

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective

registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives & Bonuses*

<u>Loyalty Bonus</u>

As a loyal collaborator or previous customer you're eligible for additional bonus shares (5%)

<u>Time-Based Perks</u>

Early Bird 1: Invest $1,000+ within the first 2 weeks | 10% bonus shares

Early Bird 2: Invest $5,000+ within the first 2 weeks | 15% bonus shares

Early Bird 3: Invest $10,000+ within the first 2 weeks | 20% bonus shares

Early Bird 4: Invest $20,000+ within the first 2 weeks | 25% bonus shares

Early Bird 5: Invest $50,000+ within the first 2 weeks | 30% bonus shares

<u>Mid-Campaign Perks</u>

Flash Perk 1: Invest $2,500+ between day 35 - 40 and receive 10% bonus shares

Flash Perk 2: Invest $2,500+ between day 60 - 65 and receive 8% bonus shares

<u>Amount-Based Perks</u>

Builder: Invest $1,000 investment and receive a $50 service credit

Developer: Invest $5,000 investment and receive a $200 service credit, exclusive webinars with CEO, & 3% bonus shares.

Expert: Invest $10,000 and receive a $500 service credit, priority customer service line & 5% bonus shares.

Visionary: Invest $25,000 and receive a $1,500 service credit, personal account manager, priority booking & 12% bonus shares.

Titan: Invest $50,000 and receive $3,000 service credit, annual executive insights meeting, & 15% bonus shares.

In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed. Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Five Star Universe will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $0.74 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $74. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club Bonus and the Loyalty Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Salary payments made to one's self, a friend or relative. Vendor payments. Inter company debt or back payments.

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HOW INVESTING WORKS

Cancel anytime before 48 hours before a rolling close or the offering end date.

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FAQS

How much can I invest?

With Regulation A+, a non-accredited investor can only invest a maximum of 10% of their annual income or 10% of their net worth per year, whichever is greater. There are no restrictions for accredited investors.

With Regulation Crowdfunding, non-accredited investors with an annual income or net worth less than $124,000 are limited to invest a maximum of 5% of the greater of those two amounts. For those with an annual income and net worth greater than $124,000, they are limited to investing 10% of the greater of the two amounts.

When will I receive my shares?

At the close of an offering, all investors whose funds have "cleared" by this time will be included in the disbursement. At this time, each investor will receive an email from StartEngine with their Countersigned Subscription Agreement, which will serve as their proof of purchase moving forward.

Please keep in mind that a company can conduct a series of "closes" or withdrawals of funds throughout the duration of the campaign. If you are included in that withdrawal period, you will be emailed your countersigned subscription agreement and proof of purchase immediately following that withdrawal.

What will the return on my investment be?

StartEngine assists companies in raising capital, and once the offering is closed, we are no longer involved with whether the company chooses to list shares on a secondary market or what occurs thereafter. Therefore, StartEngine has no control or insight into your investment after the close of the live offering. In addition, we are not permitted to provide financial advice. You may want to contact a financial professional to discuss possible investment outcomes.

Can I cancel my investment?

For Regulation Crowdfunding, investors are able to cancel their investment at any point throughout the campaign up until 48 hours before the closing of the offering. Note: If the company does a rolling close, they will post an update to their current investors, giving them the opportunity to cancel during this timeframe. If you do not cancel within this 5-day timeframe, your funds will be invested in the company, and you will no longer be able to cancel the investment. If your funds show as 'Invested' on your account dashboard, your investment can no longer be canceled.

For Regulation A+, StartEngine allows for a four-hour cancellation period. Once the four-hour window has passed, it is up to each company to set their own cancellation policy. You may find the company's cancellation policy in the company's offering circular.

Once your investment is canceled, there is a 10-day clearing period (from the date your investment was submitted). After your funds have cleared the bank, you will receive your refund within 10 business days.

Refunds that are made through ACH payments can take up to 10 business days to clear. Unfortunately, we are at the mercy of the bank, but we will do everything we can to get you your refund as soon as possible. However, every investment needs to go through the clearing process in order to be sent back to the account associated with the investment.

What is the difference between Regulation Crowdfunding and Regulation A+?

Both Title III (Regulation Crowdfunding) and Title IV (Reg A+) help entrepreneurs crowdfund capital investments from unaccredited and accredited investors. The differences between these regulations are related to the investor limitations, the differing amounts of money companies are permitted to raise, and differing disclosure and filing requirements. To learn more about Regulation Crowdfunding, click here, and for Regulation A+, click here.

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StartEngine Secondary ("SE Secondary") is our investor trading platform. SE Secondary is an SEC-registered Alternative Trading System ("ATS") operated by SE Primary that matches orders for buyers and sellers of securities. It allows investors to trade shares purchased through Regulation A+, Regulation Crowdfunding, or Regulation D for companies who have engaged StartEngine Secure LLC as their transfer agent. The term "Rapid," when used in relation to transactions on SE Marketplace, specifically refers to transactions that are facilitated on SE Secondary, This is because, unlike with trades on the StartEngine Bulletin Board ("SE BB"), trades on SE Secondary are executed the moment that they are matched.

StartEngine Bulletin Board ("SE BB") is a bulletin board platform on which users can indicate to each other their interest to buy or sell shares of private companies that previously executed Reg CF or Reg A offerings not necessarily through SE Primary. As a bulletin board platform, SE BB provides a venue for investors to access information about such private company offerings and connect with potential sellers. All investment opportunities on SE BB are based on indicated interest from sellers and will need to be confirmed. Even if parties express mutual interest to enter into a trade on SE BB, a trade will not immediately result because execution is subject to additional contingencies, including among others, effecting of the transfer of the shares from the potential seller to the potential buyer by the issuer and/or transfer agent. SE BB is distinct and separate from SE Secondary. SE Secondary facilitates the trading of securities by matching orders between buyers and sellers and facilitating executions of trades on the platform. By contrast, under SE BB, SE Primary assists with the facilitation of a potential resulting trade off platform including, by among other things, approaching the issuer and other necessary parties in relation to the potential transaction. The term "Extended", when used in relation to transactions on SE Marketplace denotes that these transactions are conducted via SE BB, and that these transactions may involve longer processing times compared to SE Secondary for the above-stated reasons.

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The availability of company information does not indicate that the company has endorsed, supports, or otherwise participates with StartEngine. It also does not constitute an endorsement, solicitation or recommendation by StartEngine. StartEngine does not (1) make any recommendations or otherwise advise on the merits or advisability of a particular investment or transaction, (2) assist in the determination of the fair value of any security or investment, or (3) provide legal, tax, or transactional advisory services.

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

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STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital or StartEngine Primary, as identified in the Offering Statement filed on the SEC EDGAR filing system (the "Intermediary"), the issuer is required to pay to Intermediary a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of the Intermediary. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to the Intermediary, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine's platform.

- As compensation for the services provided by StartEngine, investors are also required to pay the Intermediary a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- The Intermediary will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the

new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Venture Club members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

4323450



Secretary of State
Articles of Incorporation of a
General Stock Corporation.

ARTS-GS

FILED ^WM
Secretary of State
State of California

OCT 03 2019

IPC   This Space For Office Use Only

IMPORTANT — Read Instructions before completing this form.

Filing Fee — $100.00

Copy Fees — First page $1.00; each attachment page $0.50;
Certification Fee - $5.00

Note: Corporations may have to pay minimum $800 tax to the California Franchise
Tax Board each year. For more information, go to *https://www.ftb.ca.gov.*

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1. Corporate Name (Go to *www.sos.ca.gov/business/be/name-availability* for general corporate name requirements and restrictions.)

The name of the corporation is   Five Star Universe

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2. Business Addresses (Enter the complete business addresses.)

a. Initial Street Address of Corporation - Do not list a P.O. Box	City (no abbreviations)	State	Zip Code
3700 S. Plaza Dr., Apt. HPH2	Santa Ana	CA	92704
b. Initial Mailing Address of Corporation, if different than item 2a	City (no abbreviations)	State	Zip Code

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3. Service of Process (Must provide either Individual OR Corporation.)

INDIVIDUAL — Complete items 3a and 3b only. Must include agent's full name and California street address.

a. California Agent's First Name (if agent is not a corporation)	Middle Name	Last Name	Suffix
b. Street Address (if agent is not a corporation) - Do not enter a P.O. Box	City (no abbreviations)	State	Zip Code
		CA	

CORPORATION — Complete Item 3c. Only include the name of the registered agent Corporation.

c. California Registered Corporate Agent's Name (if agent is a corporation) – Do not complete Item 3a or 3b

Legalzoom.com, Inc.

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4. Shares (Enter the number of shares the corporation is authorized to issue. Do not leave blank or enter zero (0).)

This corporation is authorized to issue only one class of shares of stock.

The total number of shares which this corporation is authorized to issue is   50,000,000

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5. Purpose Statement (Do not alter the Purpose Statement.)

The purpose of the corporation is to engage in any lawful act or activity for which a corporation may be organized
under the General Corporation Law of California other than the banking business, the trust company business or the
practice of a profession permitted to be incorporated by the California Corporations Code.

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6. Read and Sign Below (This form must be signed by each incorporator. See Instructions for signature requirements.)

_____
Signature

Legalzoom.com, Inc. by Cheyenne Moseley, Asst. Secretary
Type or Print Name

ARTS-GS (REV06/2019)

2019 California Secretary of State
bizfile.sos.ca.gov